By EDGAR Correspondence, Facsimile and Overnight Delivery

April 7, 2006

Ms. Angela Connell

Senior Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Franklin Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
File No. 001-09318

Dear Ms. Connell,

In connection with responding to your comment letter dated March 10, 2006, Franklin Resources, Inc. (the “Company”) acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K for the fiscal year ended September 30, 2005 (the “Filing”); staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Very truly yours,

/s/ James R. Baio

James R. Baio

Executive Vice President and

Chief Financial Officer

Franklin Resources, Inc.